As filed with the Securities and Exchange Commission on June 17, 2005

REGISTRATION NO. 333-[      ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LIBERTY GLOBAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4841	20-2197030
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification code number)	Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Elizabeth M. Markowski
Senior Vice President and Secretary
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Robert W. Murray Jr.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York
10112-4998
(212) 408-2500

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed
		Offering	Maximum	Amount of
Title of Each Class of	Amount to be	Price	Aggregate	Registration
Securities to be Registered	Registered (1)	Per Unit	Offering Price	Fee (3)
Series A common stock, par value $.01 per share	11,045,000	$44.18(2)	$487,968,100	$57,434

(1) Represents the number of shares of Liberty Global, Inc. (“Liberty Global”) Series A common stock, par value $.01 per share (“Liberty Global Series A Common Stock”), that may be issued from time to time upon exercise of the conversion privilege set forth in the 1¾% Convertible Senior Notes due April 15, 2024 (the “UGC senior notes”) issued by UnitedGlobalCom, Inc. (“UGC”). The UGC senior notes, which are convertible only under the limited circumstances provided in the related indenture, as amended, among UGC, Liberty Global and The Bank of New York, as trustee (the “Indenture”), are convertible into shares of Liberty Global Series A Common Stock as a result of the closing of the merger of UGC with a wholly-owned subsidiary of Liberty Global pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 17, 2005, by and among Liberty Global, UGC and the other parties thereto. For purposes of calculating the number of shares of Liberty Global Series A Common Stock to be offered under this Registration Statement, it was assumed that the Conversion Price (as that term is defined in the Indenture) remains constant for the entire period the UGC senior notes remain outstanding. Pursuant to Rule 416 under the Securities Act, this Registration Statement covers an indeterminate number of additional shares of Liberty Global Series A Common Stock that the UGC senior notes may become convertible into, due to the operation of the anti-dilution provisions of the UGC senior notes, as a result of stock splits, stock dividends or similar transactions.

(2) Based upon the average of the high and low prices reported for Liberty Media International, Inc. (“LMI”) Series A common stock, par value $.01 per share (the “LMI Series A Common Stock”), on the Nasdaq National Market on June 14, 2005. The prices of LMI Series A Common Stock have been used for these purposes because shares of LMI Series A Common Stock were converted into shares of Liberty Global Series A Common Stock on a one-for-one basis, on June 15, 2005, pursuant to the Merger Agreement.

(3) Pursuant to Rule 457(p) under the Securities Act, the Registrant hereby offsets the registration fee required in connection with this Registration Statement by $53,686, which was paid by LMI on February 14, 2005, with its preliminary joint proxy statement/prospectus on Schedule 14A (Commission File. No. 000-50671). The registration fee so paid by LMI, in the aggregate amount of $1,424,066.30, also applied to the Registrant’s related Registration Statement on Form S-4 (File No. 333-124583), as filed on May 3, 2005 (and thereafter amended), registering the issuance of an aggregate of 273,465,032 shares of Liberty Global Series A Common Stock and 10,331,016 shares of Liberty Global Series B common stock, par value $.01 per share, pursuant to the Merger Agreement, which shares are in excess of those used to effect the conversion of outstanding shares of LMI common stock and UGC common stock into shares of Liberty Global common stock pursuant to the Merger Agreement. The remaining portion of the registration fee required in connection with this Registration Statement, in the amount of $3,748, is being paid herewith.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 17, 2005

Prospectus

Liberty Global, Inc.

11,045,000 Shares

of

Series A Common Stock

      On June 15, 2005, UnitedGlobalCom, Inc., or UGC, became our wholly owned subsidiary as a result of a business combination involving UGC, Liberty Media International, Inc., or LMI, and us. In that business combination, the holders of shares of UGC Class A common stock received at their election, for each share held by them, either 0.2155 of a share of our Series A common stock, par value $.01 per share (plus cash in lieu of any fractional share), which we refer to as the stock consideration, or $9.58 in cash (subject to proration so that the total cash consideration paid did not exceed 20% of the aggregate value of the merger consideration payable to the public stockholders of UGC), which we refer to as the cash consideration.

      As of the date of this prospectus, UGC has outstanding €500,000,000 aggregate principal amount of its 1 3/4% Convertible Senior Notes due April 15, 2024, which we refer to as the UGC senior notes. As a result of the business combination involving LMI and UGC, the UGC senior notes will be convertible, at the times specified in the related indenture, into shares of our Series A common stock or, at UGC’s election, an equivalent amount of cash in euros or euros and shares of our Series A common stock. The initial conversion price is €45.2719 per share, and holders of the UGC senior notes may surrender them for conversion if (1) the price of our Series A common stock reaches a specified threshold, (2) UGC calls the UGC senior notes for redemption, (3) the trading price for the UGC senior notes falls below a specified threshold or (4) we make certain distributions to holders of our Series A common stock or specified corporate transactions occur. The conversion price is subject to anti-dilution adjustments.

      This prospectus relates to the offering by us of up to 11,045,000 shares of our Series A common stock from time to time for issuance upon conversion of UGC senior notes. These shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933 during the period of time that the registration statement of which this prospectus is a part remains effective.

Investing in our securities involves risks. See “Risk Factors” beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2005.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. You should read the entire prospectus, including “Risk Factors” and the information incorporated by reference into this prospectus, before making an investment decision.

The LMI/UGC Business Combination

      On January 17, 2005, we entered into an Agreement and Plan of Merger which contemplated the mergers of UGC and LMI, which we refer to as the mergers, with separate wholly owned subsidiaries of Liberty Global. The mergers became effective on June 15, 2005, at which time UGC and LMI became wholly owned subsidiaries of Liberty Global. In the merger involving UGC, which we refer to as the UGC merger, the holders of shares of UGC Class A common stock (other than LMI and its wholly owned subsidiaries) received for each share held by them, either the stock consideration or the cash consideration. UGC stockholders who did not make a valid cash election prior to the UGC merger received the stock consideration.

The UGC Senior Notes

      The UGC senior notes were issued by UGC in a private placement on April 6, 2004. Pursuant to the terms of a registration rights agreement, UGC filed a shelf registration statement to enable holders of the UGC senior notes to resell their notes in compliance with the Securities Act of 1933. You may obtain a copy of the prospectus pertaining to the UGC senior notes included in that registration statement by contacting the Corporate Secretary of UGC, 4643 South Ulster Street, Suite 1300, Denver, Co. 80237, (303) 770-4001 or from the Internet website maintained by the SEC at www.sec.gov. That prospectus sets forth a detailed description of the UGC senior notes and the circumstances under and terms and conditions on which the UGC senior notes may be converted into shares of our Series A common stock. This prospectus relates to shares of our Series A common stock which may be used to satisfy the conversion obligation of UGC under the UGC senior notes.

Liberty Global, Inc.

     Through our subsidiaries and affiliates we provide broadband distribution services and video programing services to subscribers outside the continental U.S., principally in Europe, Asia, and Latin America.

Broadband Distribution

      We offer a variety of broadband distribution services over our cable television systems, including analog video, digital video, Internet access and telephony. Available service offerings depend on the bandwidth capacity of our cable systems and whether they have been upgraded for two-way communications. In select markets, we also offer video services through direct-to-home satellite television distribution or “DTH.” We operate our broadband distribution businesses in Europe principally through UGC Europe, Inc.; in Japan principally through Jupiter Telecommunications Co., Ltd. (J:COM); and in Latin America principally through VTR GlobalCom S.A. and Liberty Cablevision of Puerto Rico Ltd. Each of UGC Europe, J:COM, VTR GlobalCom and Liberty Cablevision of Puerto Rico is currently our subsidiary.

Programming Services

      We own programming networks that provide video programming channels to multi-channel distribution systems owned by us and by third parties. We also represent programming networks owned by others. Our programming networks distribute their services through a number of distribution technologies, principally cable television and DTH. Programming services may be delivered to subscribers as part of a video distributor’s basic package of programming services for a fixed monthly fee, or may be delivered as a “premium” programming service for an additional monthly charge or on a pay-per-view basis. We operate our programming businesses in Europe principally through the chellomedia division of UGC Europe; in Japan principally through our affiliate Jupiter Programming Co., Ltd.; and in Latin America principally through our subsidiary, Pramer S.C.A.

The Offering

Issuer	Liberty Global, Inc.

Common stock offered by Liberty Global	Up to 11,045,000 shares of Series A common stock from time to time upon conversion of the UGC senior notes.

Use of proceeds	We will not receive any cash proceeds from the offering of our Series A common stock under this prospectus. The shares of our Series A common stock offered hereby will be available solely to satisfy the conversion right of the holders of the UGC senior notes.

Nasdaq symbol	LBTYA

Risk Factors

      You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors.”

      Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5800. Our corporate website is www.lgi.com.

RISK FACTORS
In addition to the other information contained in or incorporated by reference in this prospectus, you should carefully consider the following risk factors in deciding whether to invest in our Series A common stock.

Factors Relating to the Mergers

LMI and UGC are parties to pending class action lawsuits relating to the UGC merger. LMI and UGC are parties to twenty-two lawsuits filed by third parties seeking monetary damages or injunctive relief, or both, in connection with the UGC merger. Predicting the outcome of these lawsuits is difficult; and an adverse judgment for monetary damages could have a material adverse effect on our operations.
LMI’s potential indemnity liability to Liberty Media Corporation if the spin off is treated as a taxable transaction as a result of the mergers could materially adversely affect our prospects and financial condition. LMI entered into a tax sharing agreement with Liberty Media Corporation, which we refer to as Liberty, in connection with LMI’s spin off from Liberty on June 7, 2004. In the tax sharing agreement, LMI agreed to indemnify Liberty and its subsidiaries, officers and directors for any loss, including any adjustment to taxes of Liberty, resulting from (1) any action or failure to act by LMI or any of LMI’s subsidiaries following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to Liberty and to Liberty’s stockholders under Section 355 of the Code or (2) any breach of any representation or covenant given by LMI or one of LMI’s subsidiaries in connection with any tax opinion delivered to Liberty relating to the qualification of the spin off as a tax-free distribution described in Section 355 of the Internal Revenue Code of 1986, as amended (the Code). LMI’s indemnification obligations to Liberty and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If LMI is required to indemnify Liberty and its subsidiaries, officers and directors under the circumstances set forth in the tax sharing agreement, LMI may be subject to substantial liabilities.
It was a non-waivable condition to the mergers that we and LMI receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated the closing date of the mergers, to the effect that, for U.S. federal income tax purposes, provided that the spin off would otherwise have qualified as a tax-free distribution under Section 355 of the Code to Liberty and the Liberty stockholders, the mergers should not cause the spin off to fail to qualify as a tax-free distribution to Liberty under Section 355(e) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP relied upon factual representations and covenants, including those contained in certificates of officers of us, LMI and UGC, and customary factual assumptions. Any inaccuracy in the representations, covenants and assumptions upon which such tax opinion is based could alter the conclusions reached in such opinion. Neither we nor LMI requested a ruling from the Internal Revenue Service as to the effect, if any, that the mergers would have on the spin off. Therefore, there can be no assurance that the Internal Revenue Service will agree with the conclusions in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
Factors Relating to Overseas Operations and Regulations
Our businesses are conducted almost exclusively outside of the United States, which gives rise to numerous operational risks. Our businesses operate almost exclusively in countries other than the United States and are thereby subject to the following inherent risks:

•	longer payment cycles by customers in foreign countries that may increase the uncertainty associated with recoverable accounts;

•	difficulties in staffing and managing international operations;

•	economic instability;

•	potentially adverse tax consequences;

•	export and import restrictions, tariffs and other trade barriers;

•	increases in taxes and governmental royalties and fees;

•	involuntary renegotiation of contracts with foreign governments;

•	changes in foreign and domestic laws and policies that govern operations of foreign-based companies; and

•	disruptions of services or loss of property or equipment that are critical to overseas businesses due to expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.
We are exposed to potentially volatile fluctuations of the U.S. dollar (our functional currency) against the currencies of our operating subsidiaries and affiliates. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of any of our operating subsidiaries or affiliates will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. In addition, our company and our operating subsidiaries and affiliates are exposed to foreign currency risk to the extent that we or they enter into transactions denominated in currencies other than our respective functional currencies, such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) that are denominated in a currency other than our respective functional currencies. Changes in exchange rates with respect to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. In addition, we are exposed to foreign exchange rate fluctuations related to operating subsidiaries’ monetary assets and liabilities and the financial results of foreign subsidiaries and affiliates when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. As a result of foreign currency risk, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. The primary exposure to foreign currency risk for us is to the euro and the Japanese yen due to the percentage of our U.S. dollar revenue that is derived from countries where these currencies are the functional currency. In addition, our operating results and financial condition are expected to be significantly impacted by changes in the exchange rates for the Chilean peso and, to a lesser degree, other local currencies in Europe. In the past, we generally have not entered into derivative transactions that are designed to reduce our long-term exposure to foreign currency exchange risk.
Our businesses are subject to risks of adverse regulation by foreign governments. Our businesses are subject to the unique regulatory regimes of the countries in which they operate. Cable and telecommunications businesses are subject to licensing eligibility rules and regulations, which vary by country. The provision of telephony services requires licensing from, or registration with, the appropriate regulatory authorities and entrance into interconnection arrangements with the incumbent phone companies. It is possible that countries in which we operate may adopt laws and regulations regarding electronic commerce which could dampen the growth of the Internet access services being offered and developed by these businesses. Programming businesses are subject to regulation on a country by country basis, including programming content requirements, requirements to carry specified programming, service quality standards, price controls and ownership restrictions. Consequently, such businesses must adapt their ownership and organizational structure as well as their services to satisfy the rules and regulations to which they are subject. A failure to comply with these rules and regulations could result in penalties, restrictions on such business or loss of required licenses.
Businesses that offer multiple services, such as video distribution as well as Internet access and telephony, or both video distribution and programming content, are facing increased regulatory review from competition authorities in several countries in which we operate, with respect to their businesses and proposed business combinations. For example, the European Union and the regulatory authorities in several countries in which we do business are considering what access rights, if any, should be afforded to third parties for use of existing cable television networks. If third parties were to be granted access to our distribution infrastructure for the delivery of video, audio, Internet or other services, those providers could compete with services similar to those which our businesses offer, which could lead to significant price competition and loss of market share.
We may determine to acquire additional communications companies. These acquisitions may require the approval of governmental authorities, which can block, impose conditions on or delay an acquisition.
We cannot be certain that we will be successful in acquiring new businesses or integrating acquired businesses with our existing operations. Historically, our businesses have grown, in part, through selective acquisitions that enabled them to take advantage of existing networks, local service offerings and region-specific management expertise. We may seek to continue growing our businesses through acquisitions in selected markets. Our ability to acquire new businesses may be limited by many factors, including debt covenants, availability of financing, the prevalence of complex ownership structures among potential targets and government regulation. Even if we were successful in acquiring new businesses, the integration of new businesses may present significant challenges, including: realizing economies of scale in interconnection, programming and network operations; eliminating duplicative overheads; and integrating networks, financial systems and operational systems. We cannot assure you that we will be successful in acquiring new businesses or realizing the anticipated benefits of any completed acquisition.
In addition, we anticipate that most, if not all, companies acquired by us will be located outside the United States. Foreign companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S. securities laws. While we intend to conduct appropriate due diligence and to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies’ disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.
We will be subject to the risk of revocation or loss of our telecommunications and media licenses. In certain operating regions, the services provided by our businesses require receipt of a license from the appropriate national, provincial and/or local regulatory authority. In those regions, regulatory authorities may have significant discretion in granting licenses, including the term of the licenses, and are often under no obligation to renew them when they expire. The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where our businesses may already be licensed. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. There can be no assurance that we will be able to obtain or retain any required license, or that any renewal of a required license will not be on less favorable terms.
We may have to pay U.S. taxes on earnings of certain of our foreign subsidiaries regardless of whether such earnings are actually distributed to us, and we may be limited in claiming foreign tax credits; since substantially all of our revenue is generated through our foreign investments, these tax risks could have a material adverse impact on our effective income tax rate, financial condition and liquidity. Certain foreign corporations in which we have interests particularly those in which we have controlling interests, are considered to be “controlled foreign corporations” under U.S. tax law. In general, our pro rata share of certain income earned by our subsidiaries that are controlled foreign corporations during a taxable year when such subsidiaries have current or accumulated earnings and profits will be included in our income when the income is earned, regardless of whether the income is distributed to us. This income, typically referred to as “Subpart F income,” generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain currency exchange gains in excess of currency exchange losses, and certain related party sales and services income. In addition, a U.S. stockholder of a controlled foreign corporation may be required to include in income its pro rata share of the controlled foreign corporation’s increase for the year in current or accumulated earnings and profits (other than Subpart F income) invested in U.S. property, regardless of whether the U.S. stockholder received any actual cash distributions from the controlled foreign corporation. Since we are investors in foreign corporations, we could have significant amounts of Subpart F income. Although we intend to take reasonable tax planning measures to limit our tax exposure, we cannot assure you that we will be able to do so or that any of such measures will not be challenged.
In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income taxes for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of certain foreign corporations paid to the U.S. corporation as a dividend. Our ability to claim a foreign tax credit for dividends received from our foreign subsidiaries is subject to various limitations. Some of our businesses are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from our businesses and may be subject to double taxation on our income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal income tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for us than for companies that generate most of their revenue in the United States or in jurisdictions that have such treaties.
Factors Relating to Technology and Competition
Changes in technology may limit the competitiveness of and demand for our services, which may adversely impact our business and stock value. Technology in the video, telecommunications and data services industries is changing rapidly. This significantly influences the demand for the products and services that are offered by our businesses. The ability to anticipate changes in technology and consumer tastes and to develop and introduce new and enhanced products on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. New products, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new products and services which we may offer, or the development of significant competitive products or services by others, could have a material adverse impact on our revenue, growth and stock price. Alternatively, if consumer demand for new services in a specific country or region exceeds our expectations, meeting that demand could overburden our infrastructure, which could result in service interruptions and a loss of customers.
We operate in increasingly competitive markets, and there is a risk that we will not be able to effectively compete with other service providers. The markets for cable television, high-speed Internet access and telecommunications in many of the regions in which we operate are highly competitive and highly fragmented. In the provision of video services we face competition from other cable television service providers, direct-to-home satellite service providers, digital terrestrial television broadcasters and video over asymmetric digital subscriber line providers, among others. Our operating businesses in The Netherlands, France and Japan are facing increasing competition from video services provided by or over the networks of incumbent telecommunications operators. In the provision of telephone services, we face competition from the incumbent telecommunications operators in each country in which they operate. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In addition, in many countries, we face competition from wireless telephone providers, facilities-based and resale telephone operators, voice over Internet protocol providers and other providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers, Internet portals and satellite, microwave and other wireless providers. The Internet services offered by these competitors include both traditional dial-up access services and high-speed access services. Digital subscriber line is a technology that provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be an increasingly strong competitor in the provision of Internet services.
The market for programming services is also highly competitive. Programming businesses compete with other programmers for distribution on a limited number of channels. Once distribution is obtained, program offerings must then compete for viewers and advertisers with other programming services as well as with other entertainment media, such as home video, online activities and movies.
We expect the level and intensity of competition to increase in the future from both existing competitors and new market entrants as a result of changes in the regulatory framework of the industries in which we operate, the influx of new market entrants and strategic alliances and cooperative relationships among industry participants. Increased competition may result in increased customer churn, reduce the rate of customer acquisition and lead to significant price competition, in each case resulting in decreases in cash flows, operating margins and profitability. The inability to compete effectively may result in the loss of subscribers, and our revenue and stock price may suffer.
We may not be able to obtain attractive programming for our digital video services, thereby lowering demand for our services. We rely on programming suppliers for the bulk of our programming content. We may not be able to obtain sufficient high-quality programming for our digital video services on satisfactory terms or at all in order to offer compelling digital video services. This may reduce demand for our services, thereby lowering our future revenue. It may also limit our ability to migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plans. Furthermore, we may not be able to obtain attractive country-specific programming for video services. This could further lower revenue and profitability. In addition, must-carry requirements may consume channel capacity otherwise available for other services.
Some of our operating businesses depend upon third parties for the distribution of their products and services. In certain operating regions, our businesses require access to utility poles, roadside conduits and leased fiber that interconnect their headends and/or connect their headends to telecommunications facilities of third parties. This infrastructure is, in some cases, owned by regional utility companies or other third party administrators, and access to the infrastructure is licensed to our businesses. In other operating regions, the transmission of cable programming content to regional headend facilities is accomplished via communications satellites owned by third parties, who, in some cases, are competitors. We cannot assure you that our businesses will be able to renew any existing access agreements with these third parties or enter into new agreements for additional access rights, which may be necessary for the expansion of our businesses in these regions. Any cancellation, delay or interruption in these access rights would disrupt the delivery of our products and services to customers in the affected regions. In addition, the failure to obtain additional access rights from such third parties could preclude expansionary efforts in these operating regions. We also cannot assure you that any alternative distribution means will be available in these regions, on reasonable terms or at all.
Our company and Liberty may compete for business opportunities. LMI’s former parent company, Liberty, has interests in various U.S. programming companies that have subsidiaries or controlled affiliates that own or operate foreign programming services that may compete with the programming services to be offered by our businesses. In addition, Liberty may seek to expand its foreign programming services to capitalize on the significant growth potential presented by the international cable market. As a result of these expansionary efforts, our programming services may find themselves in direct competition with those of Liberty. We have no rights in respect of international programming opportunities developed by or presented to the subsidiaries or controlled affiliates of Liberty’s U.S. programming companies and the pursuit of these opportunities by such subsidiaries or affiliates may adversely affect our interests and our stockholders’ interests. Since four of our ten directors overlap with those of Liberty, the pursuit of these opportunities could create, or appear to create, potential conflicts of interest.
Factors Relating to Certain Financial Matters
The liquidity and value of our interests in our subsidiaries and affiliates may be adversely affected by stockholder agreements and similar agreements to which we are a party. We own equity interests in a variety of international broadband distribution and video programming businesses. Certain of these equity interests are held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and therefore the realizable value, of those interests. Most of these agreements subject the transfer of such equity interests to consent rights or rights of first refusal of the other stockholders or partners. In certain cases, a change in control of the company or the subsidiary holding the equity interest will give rise to rights or remedies exercisable by other stockholders or partners. Some of our subsidiaries and affiliates are parties to loan agreements that restrict changes in ownership of the borrower without the consent of the lenders. All of these provisions will restrict the ability to sell those equity interests and may adversely affect the prices at which those interests may be sold.
We do not have the right to manage the businesses or affairs of any of the companies in which we hold less than a majority voting interest. Rather, such rights may take the form of representation on the board of directors or a partners’ or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of veto rights varies from agreement to agreement. Although board representation and veto rights may enable us to exercise influence over the management or policies of an affiliate, they do not enable us to cause those affiliates to take actions, such as paying dividends or making distributions to their stockholders or partners.
We may not report operating income or net earnings. Prior to their mergers with our wholly owned subsidiaries each of UGC and LMI had a history of reporting operating and net losses. UGC’s net earnings (losses) from continuing operations amounted to ($356.3 million), $1,955.4 million and $988.3 million for the years ended December 31, 2004, 2003 and 2002, respectively and to ($2.9 million) for the quarter ended March 31, 2005. Although UGC had net earnings in 2003 and 2002, the net earnings were primarily attributable to gains on debt extinguishment of $2.1 billion and $2.2 billion, respectively. During the same periods, LMI’s net earnings (losses) from continuing operations amounted to ($18.1 million), $20.9 million and ($329.9 million) for the years ended December 31, 2004, 2003 and 2002, respectively and to $26.3 million for the quarter ended March 31, 2005. In light of the historical financial performance of UGC and LMI, we cannot assure you that we will report operating income or net earnings in the near future or at all.
If we fail to meet required capital calls to a company in which we hold interests, our interests in that company could be diluted or we could forfeit important rights. We are parties to stockholder and partnership agreements that provide for possible capital calls on stockholders and partners. Failure to meet a capital call, or other commitment to provide capital or loans to a particular company in which we hold interests may have adverse consequences to us. These consequences may include, among others, the dilution of equity interest in that company, the forfeiture of the right to vote or exercise other rights or, in some instances, a breach of contract action for damages against us. The ability to meet capital calls or other capital or loan commitments is subject to the ability to access cash. See “— We may not freely access the cash of our operating companies.” below.
We may not freely access the cash of our operating companies. Our operations are conducted through our subsidiaries. Our potential sources of cash include available cash balances of LMI and UGC, net cash from the operating activities of our subsidiaries, dividends and interest from our investments, availability under credit facilities and proceeds from asset sales. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Some of our operating subsidiaries are subject to loan agreements or bank facilities that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners, including us. In addition, because these subsidiaries are separate and distinct legal entities they have no obligation to provide us funds for payment obligations, whether by dividends, distributions, loans or other payments. With respect to those companies in which we have less than a majority voting interest, we do not have sufficient voting control to cause those companies to pay dividends or make other payments or advances to any of their partners or stockholders, including us.
If we are unable to satisfy completely the regulatory requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer. Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors are required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our Annual Report on Form 10-K for the year ending December 31, 2005. The rules governing the standards that must be met for management to assess our internal control over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in those controls, investor confidence in our financial results may weaken, and our stock price may suffer.
On April 25, 2005, the audit committee of UGC determined to restate the financial statements of UGC as of and for the year ended December 31, 2004, to correct an error in the accounting for UGC’s € 500,000,000 aggregate principal amount of 1 3/4% convertible senior notes due April 15, 2024. As a result, LMI restated its financial statements for the same period. Because of UGC’s need to restate its financial statements, UGC concluded that it had a material weakness in its internal controls over financial reporting as of December 31, 2004 and March 31, 2005. In addition, as a result of LMI’s need to restate its financial statements, LMI concluded that its disclosure controls and procedures were not effective as of December 31, 2004 and March 31, 2005.
Certain of our subsidiaries are subject to various debt instruments that contain restrictions on how we finance our operations and operate our businesses, which could impede our ability to engage in beneficial transactions. Certain of our subsidiaries are subject to significant financial and operating restrictions contained in outstanding credit agreements, indentures and similar instruments of indebtedness. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, the ability of those subsidiaries to:

•	borrow more funds;

•	pay dividends or make other upstream distributions;

•	make investments;

•	engage in transactions with us or other affiliates; or

•	create liens on their assets.
As a result of restrictions contained in these credit facilities, the companies party thereto, and their subsidiaries, could be unable to obtain additional capital in the future to:

•	fund capital expenditures or acquisitions that could improve their value;

•	meet their loan and capital commitments to their business affiliates;

•	invest in companies in which they would otherwise invest;

•	fund any operating losses or future development of their business affiliates;

•	obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize their assets; or

•	conduct other necessary or prudent corporate activities.
We are typically prohibited from or significantly restricted in accessing the net cash of our subsidiaries that have outstanding credit facilities.
In addition, some of the credit agreements to which these subsidiaries are parties require them to maintain financial ratios, including ratios of total debt to operating cash flow and operating cash flow to interest expense. Their ability to meet these financial ratios and tests may be affected by events beyond their control, and we cannot assure you that they will be met. In the event of a default under such subsidiaries’ credit agreements or indentures, the lenders may accelerate the maturity of the indebtedness under those agreements or indentures, which could result in a default under other outstanding credit facilities. We cannot assure you that any of these subsidiaries will have sufficient assets to pay indebtedness outstanding under their credit agreements and indentures. Any refinancing of this indebtedness is likely to contain similar restrictive covenants.
Factors Relating to Governance Matters
John C. Malone has significant influence over corporate matters considered by us and our stockholders. John C. Malone beneficially owns shares of our common stock representing approximately 27.0% of our aggregate voting power as of June 15, 2005. By virtue of Mr. Malone’s voting power in our company as well as his position as our Chairman of the Board, Mr. Malone has significant influence over the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. Mr. Malone’s rights to vote or dispose of his equity interests in our company are not subject to any restrictions in favor of us other than as may be required by applicable law and except for customary transfer restrictions pursuant to incentive award agreements.
It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

•	authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share; a Series A that entitles the holders to one vote per share; and a Series C that, except as otherwise required by applicable law, entitles the holder to no voting rights;

•	authorizing the issuance of “blank check” preferred stock, which could be issued by its board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	requiring stockholder approval by holders of at least 80% of its voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our restated certificate of incorporation or bylaws; and

•	the existence of authorized and unissued stock which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of our company.
Our incentive plan may also discourage, delay or prevent a change in control of our company even if such change of control would be in the best interests of our stockholders.
Holders of any single series of our common stock may not have any remedies if any action by our directors or officers has an adverse effect on only that series of our common stock. Principles of Delaware law and the provisions of our restated certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of our Series A common stock. Under Delaware law, our board of directors has a duty to act with due care and in the best interests of all our stockholders, including the holders of all series of our common stock. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. As a result, in some circumstances, our directors may be required to make a decision that is adverse to the holders of our Series A common stock. Under the principles of Delaware law referred to above, you may not be able to challenge such a decision if our board of directors is disinterested and adequately informed with respect to its decision and acts in good faith and in the honest belief that it is acting in the best interests of all of our stockholders.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including documents incorporated by reference herein, includes certain forward-looking statements regarding market potential, future financial performance and other matters. These statements may be made directly in this prospectus or they may be made a part of this prospectus by appearing in other documents filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.
In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” and other terms of similar substance used in connection with any discussion of the future operations or financial performance of our company. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control and may cause actual results and performance to differ materially from our expectations.
In addition to the risks and uncertainties set forth under the heading “Risk Factors” starting on page 3 of this prospectus, important factors that could cause our actual results to be materially different from our expectations include, among others:

•	economic and business conditions and industry trends in the countries in which we operate;

•	currency exchange risks;

•	consumer disposable income and spending levels, including the availability and amount of individual consumer debt;

•	changes in television viewing preferences and habits by our subscribers and potential subscribers;

•	consumer acceptance of existing service offerings, including our newer digital video, voice and Internet access services;

•	consumer acceptance of new technology, programming alternatives and broadband services that we may offer;

•	our ability to manage rapid technological changes, and grow our digital video, voice and Internet access services;

•	the regulatory and competitive environment in the broadband communications and programming industries in the countries in which we, and the entities in which we have interests, operate;

•	continued consolidation of the foreign broadband distribution industry;

•	uncertainties inherent in the development and integration of new business lines and business strategies;

•	the expanded deployment of personal video recorders and the impact on television advertising revenue;

•	capital spending for the acquisition and/or development of telecommunications networks and services;

•	uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;

•	future financial performance, including availability, terms and deployment of capital;

•	the ability of suppliers and vendors to timely deliver products, equipment, software and services;

•	the outcome of any pending or threatened litigation;

•	availability of qualified personnel;

•	changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings;

•	uncertainties associated with our ability to satisfy conditions imposed by competition and other regulatory authorities in connection with acquisitions;

•	government intervention which opens our broadband distribution networks to competitors;

•	our ability to successfully negotiate rate increases with local authorities;

•	changes in the nature of key strategic relationships with partners and joint venturers;

•	uncertainties associated with our ability to comply with the internal control requirements of the Sarbanes-Oxley Act of 2002;

•	competitor responses to our products and services, and the products and services of the entities in which we have interests;

•	spending on foreign television advertising; and

•	threatened terrorist attacks and ongoing military action in the Middle East and other parts of the world.
You should be aware that the video, voice and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.
We caution you not to place undue reliance on the forward-looking statements contained or incorporated by reference in this prospectus. These forward-looking statements speak only as of the date on which the statements were made. Except as may be required by law, we do not have any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We will not receive any cash proceeds from the offering of shares of our Series A common stock under this prospectus. The shares of our Series A common stock offered hereby will be available solely to satisfy the conversion right of the holders of the UGC senior notes.

PLAN OF DISTRIBUTION

      The UGC senior notes were issued under an indenture, dated as of April 6, 2004, between UGC and The Bank of New York, as trustee, which was amended by the first supplemental indenture thereto dated, as of May 24, 2005, and the second supplemental indenture thereto, dated as of June 15, 2005. The indenture, as so amended and as it may be further amended or supplemented from time to time, is referred to in this prospectus as the “indenture.” You may obtain a copy of the indenture from the Corporate Secretary of UGC or from the trustee.

      In connection with the UGC merger, and in accordance with the terms of the indenture, each UGC senior note became convertible, at the times specified in the indenture, into shares of our Series A common stock instead of being convertible into shares of UGC Class A common stock. Upon conversion, UGC may elect to deliver cash in euros in lieu of shares of our Series A common stock, or a combination of euros and shares of our Series A common stock. Under the terms of the indenture, prior to maturity or earlier redemption, the holder of a UGC senior note has the right to request conversion of his UGC senior notes in the following circumstances:

•	during any calendar quarter, (i) the product of the closing sale price of our Series A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which conversion occurs and the applicable currency rate on each such day exceeds (ii) 130% of the conversion price on that 30th trading day;

•	if UGC shall have called the UGC senior notes for redemption;

•	during the five consecutive trading-day period immediately following any ten consecutive trading-day period in which the trading price for the UGC senior notes for each day of that period was less than 100% of the conversion value for the UGC senior notes on the same day, subject to certain limitations; or

•	if we make certain distributions to holders of our Series A common stock or corporate transactions specified in the indenture occur.

      Our Series A common stock is traded on the Nasdaq National Market under the symbol “LBTYA.”

      As of the date of this prospectus, the UGC senior notes were convertible at a conversion price of €45.2719 per share. This conversion price is subject to adjustment under the circumstances specified in the indenture.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the U.S. federal income tax consequences that are expected to be material to U.S. holders and non-U.S. holders with respect to the holding and disposition of shares of Series A common stock received upon conversion of the UGC senior notes. This summary is based on current provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, or the “Treasury Regulations,” and publicly available administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This summary is included for general information purposes only and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to U.S. holders or non-U.S. holders in light of their particular circumstances.

      This summary addresses only U.S. holders and non-U.S. holders that hold shares of our Series A common stock that are received upon conversion of the UGC senior notes as capital assets within the meaning of Section 1221 of the Code.

      This summary does not address any alternative minimum tax or state, local or foreign tax consequences or any non-income tax consequences (such as estate or gift tax consequences). This summary does not address the U.S. federal income tax consequences to a U.S. holder or a non-U.S. holder that is subject to special rules under the Code, including but not limited to:

•	a financial institution, insurance company, or regulated investment company;

•	a tax-exempt organization, retirement plan, pension fund, or mutual fund;

•	a dealer, broker, or trader in securities or foreign currencies;

•	an entity treated as a partnership for U.S. federal income tax purposes;

•	a holder that owns its shares of our Series A common stock that are received upon repurchase or conversion of the UGC senior notes, indirectly through an entity treated as a partnership for U.S. federal income tax purposes, or a trust or estate;

•	a holder that holds its shares of our Series A common stock that are received upon repurchase or conversion of the UGC senior notes, as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	a holder whose functional currency is not the U.S. dollar; or

•	an individual holder that is an expatriate of the U.S.

      For purposes of this summary, the term “U.S. holder” means a beneficial owner of shares of our Series A common stock that are received upon conversion of the UGC senior notes, that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the U.S. or under U.S. laws or the laws of any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if, in general, a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

      For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of shares of our Series A common stock that are received upon conversion of the UGC senior notes, that is not treated as a partnership or a partner in a partnership for U.S. federal income tax purposes and that is not a U.S. holder.

      If a beneficial owner of shares of our Series A common stock that are received upon conversion of the UGC senior notes is treated as a partnership or a partner in a partnership for U.S. federal income tax purposes, the tax consequences of owning and disposing of the shares of our Series A common stock will depend on a variety of factors, including the activities of the partnership and its partners. A beneficial owner of shares of our Series A common stock that are received upon conversion of the UGC senior notes, that is treated as a partnership or a partner in a partnership for U.S. federal income tax purposes is urged to consult its own tax advisor regarding the tax consequences associated with owning and disposing of the shares of our Series A common stock.

      We have not sought a ruling from the U.S. Internal Revenue Service, or “IRS,” with respect to any of the statements made in the following summary, and there can be no assurance that the IRS will agree with such statements.

      THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX LAWS APPLICABLE TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY OTHER TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Taxation of U.S. Holders

      Dividends

      If we make a distribution of cash or property to a U.S. holder in respect of our Series A common stock, the distribution generally will first be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles, then as a tax-free return of capital to the extent of a U.S. holder’s tax basis in our Series A common stock, and thereafter as gain from the sale or exchange of our Series A common stock as described below under “—Sale, Exchange, Redemption, or Other Disposition of Common Stock.” If a U.S. holder is a corporation, it may be entitled to claim a deduction equal to a portion of any dividends received. Dividends received by non-corporate U.S. holders may be subject to U.S. federal income tax at preferential rates if such dividends constitute “qualified dividend income” within the meaning of Section 1(h)(11)(B)(i) of the Code and if certain other conditions are satisfied. U.S. holders should consult their own tax advisors to discuss whether they may be able to claim a deduction or receive the benefit of preferential rates with respect to any dividends made in respect of our Series A common stock.

      Sale, Exchange, Redemption, Repurchase, or Other Disposition of Common Stock

      Upon the sale, exchange, redemption, repurchase, or other disposition of our Series A common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash and the fair market value of any property received upon the disposition; and

•	such U.S. holder’s adjusted tax basis in our Series A common stock.

      A U.S. holder who receives shares of our Series A common stock upon conversion of the UGC senior notes will initially have a basis equal to the fair market value of the shares of our Series A common stock received in such conversion as of the date of such conversion. Such initial basis may be adjusted for certain distributions as described above under “—Dividends.”

      Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income.

Taxation of Non-U.S. Holders

      The rules governing the U.S. federal income taxation of a non-U.S. holder of shares our Series A common stock are complex and no attempt will be made to provide more than a summary of such rules. Non-U.S. holders should consult with their tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as any applicable treaties, with regard to the ownership of our Series A common stock.

      Dividends

      Distributions made by us with respect to shares of our Series A common stock that are treated as dividends paid, as described above under “—Taxation of U.S. Holders—Dividends,” to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a U.S. trade or business by such holder and are taxable as described below) generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Pursuant to rules under the Code that are applicable to U.S. companies with substantial amounts of active foreign business income, the general U.S. withholding rate of 30% may not apply and, if we ever decide to pay any dividends in the future, we would assess the potential application of such rules at that time. Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be subject to tax in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to U.S. federal withholding tax if the holder delivers a properly executed IRS Form W-8ECI (or successor form) to us or our paying agent.

      A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If the non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

      Sale, Exchange, Redemption, Repurchase, or Other Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on the sale, exchange, redemption, repurchase, or other disposition of shares of our Series A common stock unless:

(1)	the gain is effectively connected with a United States trade or business of the non-U.S. holder;

(2)	in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other conditions are satisfied; or

(3)	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for United States federal income tax purposes.

      Non-U.S. holders that may be subject to U.S. federal income tax pursuant to clause (1) or (2) above are urged to consult their own tax advisors to discuss the potential tax consequences of disposing of shares of our Series A common stock.

      With respect to clause (3) above, we do not believe that we are or have ever been a USRPHC for U.S. federal income tax purposes. In addition, even if we were or were to become a USRPHC, as long as our Series A common stock is readily traded on an established securities market, as we expect it to be, non-U.S. holders who do not beneficially own, actually or by attribution (and have not beneficially owned, actually or by attribution, within the last five years prior to the date of disposition) more than 5% of our Series A common stock, will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, repurchase, or other disposition of Series A common stock solely because we were a USRPHC.

Backup Withholding and Information Reporting

      Any dividends distributed by us with respect to our Series A common stock, as well as the proceeds of the sale or other disposition of our Series A common stock, may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate. Backup withholding generally will apply if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding (which, in the case of a non-U.S. holder, would generally entail certifying that the holder is not a U.S. person). Any amount withheld under the backup withholding rules generally will be allowed as a refund or credit against a holder’s federal income tax liability provided the required information is furnished to the IRS.

DESCRIPTION OF OUR CAPITAL STOCK
Authorized Capital Stock
Our authorized capital stock consists of one billion one hundred million (1,100,000,000) shares, of which one billion fifty million (1,050,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. Our common stock is divided into three series. We have authorized five hundred million (500,000,000) shares of Series A common stock, fifty million (50,000,000) shares of Series B common stock, and five hundred million (500,000,000) shares of Series C common stock.
Common Stock
The holders of our Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights
The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our stockholders, including elections of directors. The holders of our Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of our Series C common stock is required by Delaware law, the holders of our Series C common stock will be entitled to 1/100th of a vote for each share held. Our charter does not provide for cumulative voting in the election of directors.

Dividends; Liquidation
Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under “— Distributions,” whenever a dividend is paid to the holders of one of our series of common stock, we shall also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see “— Dividend Policy.”

Conversion
Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock and our Series C common stock are not convertible.

Distributions
Distributions made in shares of our Series A common stock, our Series B common stock, our Series C common stock or any other security with respect to our Series A common stock, our Series B common stock or our Series C common stock may be declared and paid only as follows:

•	a share distribution (1) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock, our Series B common stock and our Series C common stock, on an equal per share basis; or (2) consisting of shares of our Series B common stock (or securities convertible therefor) to holders of our Series A common stock, our Series B common stock and our Series C common stock, on an equal per share basis; or (3) consisting of shares of our Series C common stock (or securities convertible therefor) to holders of our Series A common stock, our Series B common stock and our Series C common stock, on an equal per share basis; or (4) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and, on an equal per share basis, shares of our Series B common stock (or securities convertible therefor) to holders of our Series B common stock and, on an equal per share basis, shares of our Series C common stock (or securities convertible therefor) to holders of our Series C common stock; and

•	a share distribution consisting of shares of any class or series of our securities or of securities of any other person, other than our Series A common stock, our Series B common stock or our Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of our Series A common stock, our Series B common stock and our Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of our Series A common stock, our Series B common stock and our Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of our common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of our common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of our Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of our common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of our Series A common stock and our Series C common stock, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of our Series A common stock and our Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of our common stock, and provided further that, in each case, the distribution is otherwise made on a equal per share basis.

We may not reclassify, subdivide or combine any series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

Liquidation and Dissolution
In the event of our liquidation, dissolution and winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock, our Series B common stock and our Series C common stock will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our common stock.
Preferred Stock
Our restated certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of authorized shares of the series, which number our board may thereafter increase or decrease but not below the number of such shares then outstanding;

•	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•	the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

•	the voting rights, if any, of the holders of the series;

•	the terms and conditions, if any, for us to purchase or redeem the shares; and

•	any other relative rights, preferences and limitations of the series.
We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide them with flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.
Although we have no intention at the present time of doing so, we could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Dividend Policy
We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by us will be made by our board of directors, from time to time, in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.
Anti-Takeover Effects of Provisions of Restated Certificate of Incorporation and Bylaws

Board of Directors
Our restated certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors shall not be less than three and the exact number shall be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of our board then in office. The members of our board, other than those who may be elected by holders of our preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our stockholders in 2006. The term of office of our Class II directors expires at the annual meeting of our stockholders in 2007. The term of office of our Class III directors expires at the annual meeting of our stockholders in 2008. At each annual meeting of our stockholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.
Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, our directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of our outstanding capital stock entitled to vote at an election of directors, voting together as a single class.
Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal,

disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting our board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of our preferred stock with respect to any additional director elected by the holders of that series of our preferred stock.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Shareholder Action by Written Consent; Special Meetings
Our restated certificate of incorporation provides that, except as otherwise provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Secretary at the request of at least 75% of the members of our board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

Advance Notice Procedures
Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.
All nominations by stockholders or other business to be properly brought before a meeting of stockholders shall be made pursuant to timely notice in proper written form to our Secretary. To be timely, a stockholder’s notice shall be given to our Secretary at our offices as follows:

(1) with respect to an annual meeting of our stockholders that is called for a date not more than 30 days before or 70 days after the anniversary date of the immediately preceding annual meeting of our stockholders, such notice shall be given no earlier than the close of business on the 120th day prior to such anniversary and no later than the close of business on the 90th day prior to such anniversary;

(2) with respect to an annual meeting of our stockholders that is called for a date which is more than 30 days before or 70 days after the anniversary date of the immediately preceding annual meeting of our stockholders, such notice shall be given no earlier than the close of business on the 120th day prior to the current annual meeting and not later than the close of business on the later of (A) the 90th day prior to the current annual meeting or (b) the 10th day following the day on which our first publicly announce the date of the current annual meeting; and

(3) with respect to an election to be held at a special meeting of our stockholders, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.
The public announcement of an adjournment or postponement of a meeting of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to our board at any meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our Secretary at our offices not later than the close of business on the 10th day following the day on which we first made the relevant public announcement. For purposes of the first annual meeting of stockholders to be held in 2006, the first anniversary date shall be deemed to be June 15, 2006.

Amendments
Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of our restated certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of our stockholders or (2) which has been approved by at least 75% of the members of our board then in office. Our restated certificate of incorporation further provides that the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

Supermajority Voting Provisions
In addition to the supermajority voting provisions discussed under “— Amendments” above, our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our stockholders, voting together as a single class, is required for:

•	our merger or consolidation with or into any other corporation, provided, that the foregoing voting provision shall not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of our stockholders, or (2) that at least 75% of the members of our board of directors then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of our assets, provided, that the foregoing voting provisions shall not apply to any such sale, lease or exchange that at least 75% of the members of our board of directors then in office have approved; or

•	our dissolution, provided, that the foregoing voting provision shall not apply to such dissolution if at least 75% of the members of our board of directors then in office have approved such dissolution.
Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. In our restated certificate of incorporation, we have elected not to be governed by Section 203.
Transfer Agent and Registrar
EquiServe Trust Company N.A. will be the transfer agent and registrar for our common stock.

LEGAL OPINION
Legal matters relating to the validity of the securities to be offered pursuant to this prospectus have been passed upon by Baker Botts L.L.P.
EXPERTS

LMI
The consolidated financial statements and schedules of LMI and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report refers to a restatement of the consolidated financial statements of LMI as of and for the year ended December 31, 2004.

UGC
The consolidated financial statements of UGC as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report refers to a change in UGC’s method of accounting for goodwill and other intangible assets in 2002 and a change in its method of accounting for gains and losses on the early extinguishment of debt in 2003.
That report refers to the revisions to the 2001 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which UGC adopted as of January 1, 2002. However, KPMG LLP was not engaged to audit, review, or apply any procedures to UGC’s 2001 consolidated financial statements other than with respect to such disclosures.

Arthur Andersen LLP was UGC’s independent public accountant with respect to UGC’s financial statements for the year ended December 31, 2001. Such financial statements are incorporated by reference herein in reliance upon the report of Arthur Andersen dated April 12, 2002 (except with respect to the matter discussed in Note 23, as to which the date is May 14, 2002), and upon their authority as experts in accounting and auditing. Arthur Andersen LLP was indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen LLP incorporated by reference herein covers UGC’s financial statements as of and for the year ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen LLP in connection with UGC’s Annual Report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to UGC’s Form S-1 Registration Statement filed on June 6, 2002. Arthur Andersen LLP has not reissued such report.

Jupiter Telecommunications Co., Ltd.
The consolidated financial statements of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein, in reliance upon the report of KPMG AZSA & Co., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Jupiter Programming Co. Ltd.
The consolidated financial statements of Jupiter Programming Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein, in reliance upon the report of KPMG AZSA & Co., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Torneos y Competencias S.A.
The consolidated financial statements of Torneos y Competencias S.A. and its subsidiaries (TyC) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein, in reliance upon the report of Finsterbusch Pickenhayn Sibille (the Argentine member firm of KPMG International), independent auditing firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that TyC is in default with respect to two bank loans, has certain loans that are past due, and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Cordillera Comunicaciones Holding Limitada
The consolidated financial statements of Cordillera Comunicaciones Holding Limitada as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, incorporated by reference herein, have been audited by Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada (“Ernst & Young Ltda.”) an independent registered public accounting firm and a member firm of Ernst & Young Global, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Fox Pan American Sports, LLC
The consolidated financial statements of Fox Pan American Sports, LLC and its subsidiary as of December 31, 2004, and for the year then ended, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NTL Ireland
The combined financial statements of NTL Ireland as of December 31, 2004, and for the year then ended, incorporated by reference herein, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon, and incorporated herein by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Suez Lyonnaise Telecom S.A.
The consolidated financial statements of Suez Lyonnaise Telecom S.A. as of December 31, 2003, 2002, and 2001 and for the years then ended, have been incorporated herein by reference, in reliance upon the report of Barbier Frinault and Autres Ernst & Young, independent auditing firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about us and the securities being offered hereby.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. In addition, copies of documents filed by us with the Securities and Exchange Commission are also available by writing or telephoning our office of Investor Relations:
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (800) 783-7676
The Securities and Exchange Commission allows us to “incorporate by reference” information into this document, which means that we can disclose important information about us to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and is deemed to be part of this document except for any information superseded by this document or any other document incorporated by reference into this document. In connection with the mergers on June 15, 2005, we became the successor to LMI for reporting purposes under the Exchange Act. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date we terminate the offering of our shares of Series A common stock offered hereby:

•	LMI’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, originally filed on March 14, 2005, as amended by Amendment No. 1 thereto filed on March 25, 2005, Amendment No. 2 thereto filed on April 19, 2005, Amendment No. 3 thereto filed on April 28, 2005 and Amendment No. 4 thereto filed on May 2, 2005.

•	LMI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 13, 2005.

•	LMI’s Current Reports on Form 8-K, filed on January 3, 2005 (Item 8.01), January 18, 2005 (Items 8.01 and 9.01), January 19, 2005 (Items 1.01 and 9.01), February 18, 2005 (Item 8.01) (as amended on March 25, 2005), March 14, 2005 (Item 2.02), April 28, 2005 (Item 4.02), May 3, 2005 (Item 2.01 and 9.01), May 4, 2005 (Item 8.01), May 13, 2005 (Items 2.01 and 9.01), May 13, 2005 (Item 8.01) (as later amended on May 13, 2005) and June 15, 2005 (Item 8.01).

•	Our Current Report on Form 8-K filed on June 16, 2005.
We have not authorized anyone to give any information about our company or the shares to be issued under this prospectus, that is different from, or in addition to, the information contained in this prospectus or in any of the materials that we have incorporated into this document by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth expenses payable by Liberty Global in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates except the SEC registration statement filing fee.

Registration fee	$2,968
Legal fees and expenses	50,000
Accounting fees and expenses	40,000
Printing and engraving expenses	20,000
Miscellaneous	17,032

Total	$120,000

Item 15. Indemnification Of Directors And Officers.

     Section 145 of the Delaware General Corporation Law (“DGCL”) provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

     Article V, Section E of the Restated Certificate of Incorporation (the “Charter”) of Liberty Global provides as follows:

     1. Limitation On Liability. To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of Liberty Global shall not be liable to Liberty Global or any of its shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and shall not adversely affect any limitation, right or protection of a director of Liberty Global existing at the time of such repeal or modification.

2. Indemnification.

     (a) Right to Indemnification. Liberty Global shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Liberty Global or while a director or officer of Liberty Global is or was serving at the request of Liberty Global as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Such right of indemnification shall inure whether or not the claim asserted is based upon matters which antedate the adoption of Section E of the Charter. Liberty Global shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of Liberty Global.

     (b) Prepayment of Expenses. Liberty Global shall pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

     (c) Claims. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 30 days after a written claim therefor has been received by Liberty Global, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, Liberty Global shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

     (d) Non-Exclusivity of Rights. The rights conferred on any person by this paragraph shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Charter, the bylaws of Liberty Global, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

     (e) Insurance. The board of directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at Liberty Global’s expense insurance: (i) to indemnify Liberty Global for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of Section E of the Charter; and (ii) to indemnify or insure directors and officers against liability in instances in which they may not otherwise be indemnified by Liberty Global under the provisions of Section E of the Charter.

     (f) Other Indemnification. Liberty Global’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

     3. Amendment or Repeal. Any amendment, modification or repeal of the foregoing provisions of Section E of the Charter shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Item 16. Exhibits.

     The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.	Document
4.1	Specimen certificate for shares of Series A common stock, par value $.01 per share, of Liberty Global (incorporated by reference to Exhibit 4.1 to Liberty Global’s current report on Form 8-K, dated June 15, 2005 (File No. 000-51360) (the “Liberty Global 8-K”))

4.2	Specimen certificate for shares of Series B common stock, par value $.01 per share, of Liberty Global (incorporated by reference to Exhibit 4.2 to the Liberty Global Form 8-K)

4.3	Indenture, dated as of April 6, 2004, between UGC and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, dated April 6, 2004 (File No. 000-496-58) (the “UGC April 2004 8-K”))

Exhibit No.	Document
4.4	First Supplemental Indenture, dated as of May 24, 2005 between UGC and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, dated May 31, 2005 (File No. 000-49658))

4.5	Second Supplemental Indenture, dated as of June 15, 2005, among UGC, Liberty Global and The Bank of New York (incorporated by reference to Exhibit 99.4 to the Liberty Global 8-K)

4.6	Registration Rights Agreement, dated as of April 6, 2004, between UGC and Credit Suisse First Boston (incorporated by reference to Exhibit 10.1 to the UGC April 2004 8-K)

5.1	Opinion of Baker Botts L.L.P.*

8.1	Opinion of Baker Botts L.L.P. with respect to tax matters*

23.1	Consent of KPMG LLP*

23.2	Consent of KPMG AZSA & Co.*

23.3	Consent of KPMG AZSA & Co.*

23.4	Consent of Finsterbusch Pickenhayn Sibille *

Exhibit No.	Document
23.5	Consent of KPMG LLP*

23.6	Consent of Ernst & Young Ltda.*

23.7	Consent of KPMG LLP*

23.8	Consent of Ernst & Young*

23.9	Consent of Barbier Frinault & Autres Ernst & Young*

23.10	Information regarding absence of consent of Arthur Andersen LLP*

23.11	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*

24.1	Power of Attorney* (included on page II-9)

*	Filed herewith

Item 16. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Liberty Global pursuant to the foregoing provisions, or otherwise, Liberty Global has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Liberty Global of expenses incurred or paid by a director, officer or controlling person of Liberty Global in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Liberty Global will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     Liberty Global hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, state of Colorado, on June 17, 2005.

LIBERTY GLOBAL INC.
By:	/s/ Elizabeth M. Markowski
Name:	Elizabeth M. Markowski
Title:	Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael T. Fries, Bernard G. Dvorak and Elizabeth M. Markowski and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign and file (i) any or all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all exhibits thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority, to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Name	Title	Date
/s/ Michael T. Fries Michael T. Fries	President, Chief Executive Officer (Principal Executive Officer) and Director	June 17, 2005
/s/ Bernard G. Dvorak Bernard G. Dvorak	Senior Vice President and Co-Chief Financial Officer (Principal Accounting Officer)	June 17, 2005
/s/ Charles H. R. Bracken Charles H. R. Bracken	Senior Vice President and Co-Chief Financial Officer (Principal Financial Officer)	June 17, 2005
/s/ John C. Malone John C. Malone	Chairman of the Board and Director	June 17, 2005
/s/ John P. Cole John P. Cole	Director	June 17, 2005
/s/ John W. Dick John W. Dick	Director	June 17, 2005
/s/ Paul A. Gould Paul A. Gould	Director	June 17, 2005
/s/ David E. Rapley David E. Rapley	Director	June 17, 2005
/s/ Larry E. Romrell Larry E. Romrell	Director	June 17, 2005
/s/ Gene W. Schneider Gene W. Schneider	Director	June 17, 2005
/s/ J.C. Sparkman J.C. Sparkman	Director	June 17, 2005
/s/ J. David Wargo J. David Wargo	Director	June 17, 2005

EXHIBIT INDEX

Exhibit No.	Document
4.1	Specimen certificate for shares of Series A common stock, par value $.01 per share, of Liberty Global (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K, dated June 15, 2005 (File No. 000-51360) (the “Liberty Global Form 8-K”))

4.2	Specimen certificate for shares of Series B common stock, par value $.01 per share, of Liberty Global (incorporated by reference to Exhibit 4.2 to the Liberty Global Form 8-K)

4.3	Indenture, dated as of April 6, 2004, between UGC and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, dated April 6, 2004 (File No. 000-496-58) (the “UGC April 2004 8-K”))

4.4	First Supplemental Indenture, dated as of May 24, 2005, between UGC and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, dated May 31, 2005 (File No. 000-49658))

4.5	Second Supplemental Indenture, dated as of June 15, 2005, among UGC, Liberty Global and The Bank of New York (incorporated by reference to Exhibit 99.4 to the Liberty Global 8-K)

4.6	Registration Rights Agreement, dated as of April 6, 2004, between UGC and Credit Suisse First Boston (incorporated by reference to Exhibit 10.1 to the UGC April 2004 8-K)

5.1	Opinion of Baker Botts L.L.P.*

Exhibit No.	Document
8.1	Opinion of Baker Botts L.L.P. with respect to tax matters*

23.1	Consent of KPMG LLP*

23.2	Consent of KPMG AZSA & Co.*

23.3	Consent of KPMG AZSA & Co.*

23.4	Consent of Finsterbusch Pickenhayn Sibille *

23.5	Consent of KPMG LLP*

23.6	Consent of Ernst & Young Ltda.*

23.7	Consent of KPMG LLP*

23.8	Consent of Ernst & Young*

23.9	Consent of Barbier Frinault & Autres Ernst & Young*

23.10	Information regarding absence of consent of Arthur Andersen LLP*

23.11	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-9)

* filed herewith